UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                        For the month of February , 2004

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F |X|             Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

      Yes |_|                    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes |_|                    No |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|                    No |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

1. Press Release dated February 16, 2004 announcing the filing of a preliminary prospectus for common share offering.

[Form 6-K Signature Page]

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                ART ADVANCED RESEARCH TECHNOLOGIES INC.
                                (Registrant)


                                By: /s/ Sebastien Gignac
                                    ------------------------------------------
                                    Name:  Sebastien Gignac
                                    Title: Vice President, Corporate Affairs,
                                           Secretary and General Counsel

Dated: March 8, 2004

[LOGO]ART

News release
For immediate publication

    ART ADVANCED RESEARCH TECHNOLOGIES INC. FILES PRELIMINARY PROSPECTUS FOR
                             COMMON SHARE OFFERING

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Montreal, Canada, February 16, 2004 - ART Advanced Research Technologies Inc.
(ART) (TSX: ARA) is pleased to announce that it has filed a preliminary prospectus on February 16, 2004 with securities regulatory authorities in each of the provinces of Canada for a public offering of common shares. The underwriting syndicate is led by BMO Nesbitt Burns Inc. and includes National Bank Financial Inc.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore Optix(TM) is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device designed to detect and characterize breast cancer lesions, and that is intended to be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For more information:

ART Advanced Research Technologies Inc.
Jacques Bedard (jbedard@art.ca), Chief Financial Officer
Sebastien Gignac (sgignac@art.ca) Corporate Secretary & General Counsel
(514) 832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel.: 514-939-3989

                                      # # #